Exhibit 99.1

Report in Respect of Voting Results Pursuant to Section 11.3 of
National Instrument 51-102 - Continuous Disclosure Obligations

In respect of the Annual and Special Meeting of holders of common shares of ARC Resources Ltd. held May 15, 2013 (the "Meeting"), the following sets forth a brief description of each matter which was voted upon at such Meeting and the outcome of the vote:

	Description of Matter	Outcome of Vote	Percentage Approval
1.	Ordinary resolution to approve the election of 9 nominees to serve as directors of ARC Resources Ltd. for the ensuing year, or until their successors are duly elected or appointed, as described in the information circular of ARC Resources Ltd.	Resolution approved

John P. Dielwart 99.62%

Fred J. Dyment 90.41%

Timothy J. Hearn 99.61%

James C. Houck 99.66%

Harold M. Kvisle 99.47%

Kathleen M. O'Neill 99.63%

Herbert C. Pinder Jr. 99.20%

Myron M. Stadnyk 99.65%

Mac H. Van Wielingen 99.23%

2.	Ordinary resolution to approve the appointment of Deloitte LLP, Chartered Accountants as auditors of ARC Resources Ltd. to hold office until the next annual meeting of shareholders	Resolution approved	99.57%
3.	Ordinary resolution to approve the non-advisory vote on executive compensation, as described in the information circular of ARC Resources Ltd.	Resolution approved	97.21%
4.	Special resolution to approve the amendment to the articles of ARC Resources Ltd. to change the rights, privileges, restrictions and conditions in respect of ARC Resources Ltd.'s common shares, including changes pursuant to which ARC Resources Ltd. may issue common shares as payment of dividends	Resolution approved	94.47%

The resolutions to approve matters 1, 3 and 4 noted above were conducted by way of ballot.

The resolution to approve matter 2 noted above was not conducted by ballot and the Percentage Approval is solely based on proxies received.

Dated at Calgary, Alberta this 16th day of May, 2013.

ARC RESOURCES LTD.

Per:	(signed) "Allan R. Twa"
ALLAN R. TWA
Corporate Secretary